SECURITIES AND EXCHANGE COMMISION
Washington, D.C.  20549
SCHEDULE 13D


Name of Issuer:			ATRIX
LABORATORIES, INC.
Title of Class of Securities:	COMMON STOCK
CUSIP Number:		04962L101
Name & Address:	SANOFI-SYNTHELABO INC., 90
PARK AVENUE, NEW YORK,
NEW YORK 10016; ATTN: John M. Spinnato, Esq.
Date of Event:			December 29,
2000


CUSIP Number:		04962L101

(1)	 SANOFI-SYNTHELABO INC.

(2)

(3)

(4)	WC

(5)

(6)	STATE OF DELAWARE, U.S.A.

 Number of Shares (7) Sole Voting Power:
824,572

Beneficially Owned (8) Shared Voting Power:  -
0-

by Each Reporting (9) Sole Dispositive Power:
824,572

Person With (10) Shared Dispositive Power: -0-

(11)	824,572

(12)

(13) Percent of Class.Approximately 6.18%
(based on 12,526,379 shares of the Issuer outstanding as of October 30, 2000, as reported on the
Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, after adding the number of shares purchased by reporting person; does not assume conversion of any common stock equivalents).

(14)	CO

ITEM 1. 	SECURITY AND ISSUER.

	Common Stock, par value $.001 per share
(the "Common Stock")
	Atrix Laboratories, Inc.
	2579 Midpoint Drive
	Fort Collins, CO  80525-4417



ITEM 2.	IDENTITY AND BACKGROUND.

	This Form 13D is filed by Sanofi-
Synthelabo Inc., a Delaware corporation
("SaSy Inc."), 90 Park
Avenue, New York, New York 10016, which is a wholly owned subsidiary of Sanofi-
Synthelabo, a
French societe anonyme, with its principal offices located at 174 Avenue de
France, 75013 Paris,
Cedex 13, France ("SaSy"). During the last five years, none of the persons named above in this Item
2: (i) has been convicted in a criminal
proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United
States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR
OTHER CONSIDERATION.

	SaSy Inc., pursuant to the terms of a
Stock Purchase Agreement, dated as
of December 29, 2000,
between SaSy Inc. and Atrix Laboratories,
Inc., a Delaware corporation (the
"Issuer"), acquired
824,572 shares of the Common Stock of Atrix
Laboratories, Inc. (the
"Securities") for the aggregate
consideration of $14,999,995.40. The source of the consideration was SaSy
Inc.'s working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

	SaSy Inc. acquired the Securities for
investment purposes.

	Except as set forth above, neither SaSy
Inc. nor SaSy has a plan or
proposal which relates to or
would result in:

(a)	The acquisition by any person of
additional securities of the Issuer, or
the disposition of
securities of the Issuer;
(b)	An extraordinary corporate transaction
such as a merger, reorganization or
liquidation
involving the Issuer or any of its
subsidiaries;
(c)	A sale or transfer of a material amount
of assets of the Issuer or any of
its subsidiaries;
(d)	Any change in the present Board of
Directors or management of the Issuer,
including any
plans or proposals to change the number of or
term of Directors or to fill any
existing
vacancies on the Board;
(e)	Any material change in the present
capitalization or dividend policy of
the Issuer;
(f)	Any other material change in the
Issuer's business or corporate structure;
(g)	Changes in the Issuer's charter, by-
laws, or instruments corresponding
thereto or other
actions which may impede the acquisition of
control of the Issuer by any person;
(h)	Causing the Common Stock to cease to be
authorized to be traded on The
Nasdaq Stock
Market, Inc.;
(i)	To have the Common Stock terminated from
registration under the Securities
Act of
1933, as amended; or
(j)	Any action similar to any of those
enumerated above.

ITEM 5.	INTEREST IN THE SECURITIES OF THE
ISSUER.

(a)	824,572 shares of Common Stock,
representing approximately 6.18% of the
Common Stock
(based on 12,526,379 shares of the Issuer
outstanding as of October 30, 2000, as
reported on
the Issuer's Quarterly Report on Form 10-Q for
the quarter ended September 30,
2000; does
not assume conversion of any common stock
equivalents).
(b)	sole power to vote: 824,572 shares
shared power to vote:  -0-
sole power to dispose: 824,572 shares
shared power to dispose: -0-

(c)	None.
(d)	None
(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER..

	Not Applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1.	Stock Purchase Agreement, dated December
29, 2000, between Sanofi-
Synthelabo Inc.
and Atrix Laboratories, Inc.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 8, 2001

					SANOFI-
SYNTHELABO INC.


		 			 By:  /s/
John M. Spinnato
					       Name:
John M. Spinnato
					       Title:
Sr. Vice President and General
Counsel


EXHIBIT INDEX

1.	Stock Purchase Agreement, dated December
29, 2000, between Sanofi-
Synthelabo Inc.
and Atrix Laboratories, Inc.